MCN ENERGY GROUP INC. AND SUBSIDIARIES	EXHIBIT 12-1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

		Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Twelve Months	Ended	Ended	Ended	Ended
	Ended	December 31,	December 31,	December 31,	December 31,
	December 31,	1999	1998	1997	1996
	2000	(Restated)*	(Restated)*	(Restated)*	(Restated)*

EARNINGS AS DEFINED (1) Pre-tax income (loss)	$167,681	$(33,159)	$(516,558)	$132,033	$170,911

Fixed charges (2)	159,755	168,203	158,242	125,338	99,944

Earnings as defined	$327,436	$135,044	$(358,316)	$257,371	$270,855

FIXED CHARGES AS DEFINED (1) Interest, expensed	$122,797	$119,773	$111,750	$86,453	$77,781

Interest, capitalized	2,765	8,929	19,938	18,190	13,235

Amortization of debt discounts, premium and expense	4,593	3,562	2,869	2,426	2,217

Interest implicit in rentals	2,078	2,208	2,554	2,181	2,339

Preferred securities dividend requirements of subsidiaries	28,565	40,139	36,370	31,090	12,390

Fixed charges as defined	$160,798	$174,611	$173,481	$140,340	$107,962

Ratio of Earnings to Fixed Charges	2.04			1.83	2.51

Coverage Deficiency		$39,567	$531,797

*	Income has been restated in the appropriate accounting periods to reflect the new method of accounting for inventory as described in Note 3 to the Consolidated Financial Statements.

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies.